SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                 SCHEDULE l3D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              J.C. NICHOLS COMPANY
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    653777102
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                                 (CUSIP Number)
                                                     with a copy to:
 Stephen Feinberg                                    Robert G. Minion, Esq.
 450 Park Avenue                                     Lowenstein, Sandler, Kohl,
 28th Floor                                             Fisher & Boylan, P.A.
 New York, New York  10022                           65 Livingston Avenue
 (212) 421-2600                                      Roseland, New Jersey  07068
                                                     (201) 992-8700
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  July 3, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Stephen Feinberg
________________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

      (a)                                Not
      (b)                             Applicable
________________________________________________________________________________
3)  SEC Use Only
________________________________________________________________________________
4)  Source of Funds (See Instructions):  WC

________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                               Not Applicable

________________________________________________________________________________
6)  Citizenship or Place of Organization:           United States
________________________________________________________________________________
    Number of                                   7) Sole Voting Power:         *
    Shares Beneficially                         8) Shared Voting Power:       *
    Owned by
    Each Reporting                              9) Sole Dispositive Power:    *
    Person With:                               10) Shared Dispositive Power:  *

________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:       511,997*

________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                    Not Applicable
________________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11):      13.3%*

________________________________________________________________________________
14)      Type of Reporting Person (See Instructions):       IA, IN

________________

* 34,057 shares (0.9%) of J.C. Nichols Company common stock are owned by Cerberus Partners, L.P., a partnership organized under the laws of Delaware ("Cerberus"). 173,220 shares (4.5%) of J.C. Nichols Company common stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 74,500 shares (1.9%) of J.C. Nichols Company common stock are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"). 57,000 shares (1.5%) of J.C. Nichols Company common stock are owned by Blackacre Overseas Fund, Ltd., a corporation organized under the laws of the Bahamas ("Overseas"). Stephen Feinberg possesses sole voting and investment control over all securities owned by Cerberus, International, Ultra and Overseas. In addition, 173,220 shares (4.5%) of J.C. Nichols Company common stock are owned by various others persons and entities for which Stephen Feinberg possess certain investment authority. See Item 5 for further information.

Item 5.  Interest in Securities of the Issuer.

     Based upon information set forth in the Company's Quarterly Report on Form 10 -Q for the quarterly period ended March 31, 1997, on April 30, 1997 there were issued and outstanding 3,849,358 shares of common stock of the Company. As of July 3, 1997, Cerberus owned 34,057 of such shares, or 0.9% of those outstanding; International owned 173,220 of such shares, or 4.5% of those outstanding; Ultra owned 74,500 of such shares, or 1.9% of those outstanding; Overseas owned 57,000 of such shares, or 1.5% of those outstanding and the Funds in the aggregate owned 173,220 of such shares, or 4.5% of those outstanding. Stephen Feinberg possesses (i) the sole power to vote and direct the disposition of all shares of common stock of the Company owned by each of Cerberus, International, Ultra and Overseas and (ii) power to direct the disposition of the shares of common stock of the Company owned by the Funds. The only transactions by each of Cerberus, International, Ultra, Overseas and the Funds in shares of common stock of the Company since the filing of the Schedule 13D by Mr. Feinberg as of July 2, 1997 were the July 3, 1997 purchases in ordinary brokers' transactions of 34,057 shares, 47,000 shares, 30,000 shares and 115,660 shares by Cerberus, Ultra, Overseas and the Funds, respectively, at a purchase price of $41.50 per share.


                                    Signature

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            July 12, 1997


                                            /s/ Stephen Feinberg
                                            Stephen Feinberg, in his capacity as
                                            the  general   partner  of  Cerberus
                                            Associates,    L.P.,   the   general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each  of   Cerberus   International,
                                            Ltd.,  Ultra  Cerberus  Fund,  Ltd.,
                                            Blackacre  Overseas Fund, Ltd., L.P.
                                            and the Funds

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).